UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	¨ Form 10-K x Form 20-F ¨ Form 11-K ¨ Form 10-Q ¨ Form 10-D ¨ Form N-CEN ¨ Form N-CSR

For Period Ended: December 31, 2022

¨ Transition Report on Form 10-K ¨ Transition Report on Form 20-F ¨ Transition Report on Form 11-K ¨ Transition Report on Form 10-Q For the Transition Period Ended:__

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filings checked above, identify the Item(s) to which the notification relates.

PART I — REGISTRANT INFORMATION

FORMULA SYSTEMS (1985) LTD.

Full name of Registrant:

N/A

Former name if applicable

1 Yahadut Canada Street

Address of Principal Executive Office (Street and Number)

Or Yehuda 6037501, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Formula Systems (1985) Ltd. (“Formula”) is the parent company and affiliate of several companies whose securities are publicly traded and which therefore prepare and file publicly their annual consolidated financial statements. In order to prepare and finalize its own consolidated financial statements, Formula needs to first review and compile final financial information received from those subsidiaries and affiliates. One such subsidiary, Magic Software Enterprises Ltd (“Magic Software”), has informed Formula and filed publicly a notification of late filing on Form 12b-25, in which it has estimated that it will file its annual report on Form 20-F containing its audited financial statements for the year ended December 31, 2022, by May 15, 2023.

Given the reliance of Formula on the final consolidated financial statements of Magic Software and Formula’s other subsidiary and affiliate companies for purposes of preparing its own consolidated financial statements, the delay for Magic Software, in addition to the rushed timing for other subsidiaries and affiliates, has significantly impacted Formula’s ability to meet the filing deadline of April 30, 2023 (which, because it falls on a Sunday, has been pushed to May 1, 2023).

Consequently, Formula is unable to file, without unreasonable effort or expense, its annual report by the prescribed due date of April 30, 2023 (i.e., by May 1, 2023). Formula plans to file its annual report within the prescribed extension period allotted under Rule 12b-25(b), by May 15, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Asaf Berenstin, Chief Financial Officer	+972-3	538-9487
Name	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     x  Yes    ¨  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     x  Yes    ¨  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the year increased by 7.0% to $2.57 billion, compared to $2.40 billion in the same period last year. Net income attributable to Formula’s shareholders for the year increased by 49.1% to $81.4 million, or $5.21 per fully diluted share, compared to $54.6 million, or $3.5 per fully diluted share, in the same period last year. Net income for the full year was positively impacted by approximately $17.1 million resulting from the disposition of a subsidiary of Matrix IT Ltd. Excluding such impact, consolidated net income attributable to Formula’s shareholders for the full year increased by 17.7% compared to the same period last year.

FORMULA SYSTEMS (1985) LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By:	/s/ Asaf Berenstin
Asaf Berenstin Chief Financial Officer